

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2017

Dominick Zarcone
Chief Executive Officer
LKQ Corporation
500 West Madison Street, Suite 2800
Chicago, IL 60661

> **Re: LKQ Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 000-50404**

Dear Mr. Zarcone:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure